Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FIRST QUARTER 2018 RESULTS, CONFERENCE CALL AND

ANNUAL MEETING

Toronto (March 23, 2018) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its first quarter 2018 results on Thursday, April 26, 2018, after normal trading hours.  Additionally, the Company will host its Annual and Special Meeting of Shareholders (the “AGM”) the following day, Friday, April 27, 2018, in Toronto.

First Quarter 2018 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Friday, April 27, 2018 at 8:30 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 7288308.  The conference call replay will expire on May 27, 2018.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Annual Meeting

The AGM will begin on Friday, April 27, 2018 at 11:00 am (E.D.T).  The AGM will be held at the Delta Toronto Hotel (SoCo Ballroom) - 75 Lower Simcoe St, Toronto, ON M5J 3A6.

During the AGM, management will provide an overview of the Company’s activities.  For those unable to attend in person, the alternatives to participate are listed below.

Via Webcast:

A live audio webcast of the AGM will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the AGM.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 9189563.  The conference call replay will expire on May 27, 2018.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Investor Relations

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, M5C 2Y7
Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.